# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rare Earths Americas, Inc., CIK 0002095743
CUSIP: 75381A108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 101 W. Main Street, Manchester, Georgia (GA), 31816
Date of event which requires filing of this statement: 05/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002017993

## Reporting persons
- Hancock Prospecting Pty Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 1,248,204; sole dispositive power 0; shared dispositive power 1,248,204; aggregate amount beneficially owned 1,248,204 (6.26% of the class)
  Comment: The reported securities are held directly by Hancock Prospecting Pty Ltd ("Hancock") and indirectly by Georgina Hope Rinehart ("Ms. Rinehart"), who is the principal shareholder and a director of Hancock, with approximately 76.55% ownership. As a result, each of Hancock and Ms. Rinehart may be deemed to have or share beneficial ownership of securities held directly by Hancock.
  
  Based on 19,936,937 shares of Common Stock, par value $0.0001 per share ("Common Stock") of Rare Earths Americas, Inc., a Texas corporation (the "Issuer") outstanding immediately after the Issuer's offering, as reported in the Issuer's Form 424B filed with the Securities and Exchange Commission (the "SEC") on May 7, 2026.
- Georgina Hope Rinehart: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 1,248,204; sole dispositive power 0; shared dispositive power 1,248,204; aggregate amount beneficially owned 1,248,204 (6.26% of the class)
  Comment: The reported securities are held directly by Hancock and indirectly by Ms. Rinehart, who is the principal shareholder and a director of Hancock, with approximately 76.55% ownership. As a result, each of Hancock and Ms. Rinehart may be deemed to have or share beneficial ownership of securities held directly by Hancock.
  
  Based on 19,936,937 shares of Common Stock of the Issuer outstanding immediately after the Issuer's offering, as reported in the Issuer's Form 424B filed with the SEC on May 7, 2026.

## Item 1. Issuer
Name of issuer: Rare Earths Americas, Inc.
Address of issuer's principal executive offices: 101 W. Main Street, Manchester, Georgia 31816

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Exchange Act of 1934, each of whom together are referred to herein as the "Reporting Persons" and individually as a "Reporting Person":

(i) Hancock Prospecting Pty Ltd ("Hancock")

(ii) Georgina Hope Rinehart ("Ms. Rinehart")
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is: Level 3 HPPL House, 28-42 Ventnor Avenue, West Perth, Western Australia 6005, Australia.
Citizenship:
(i) Hancock: Australia

(ii) Ms. Rinehart: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,248,204.00
Percent of class: 6.26
Sole power to vote or to direct the vote:
Hancock: 0

Ms. Rinehart: 0
Shared power to vote or to direct the vote:
Hancock: 1,248,204.00

Ms. Rinehart: 1,248,204.00
Sole power to dispose or to direct the disposition:
Hancock: 0

Ms. Rinehart: 0
Shared power to dispose or to direct the disposition:
Hancock: 1,248,204.00

Ms. Rinehart: 1,248,204.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hancock Prospecting Pty Ltd: /s/ Jay Eliot Newby, Jay Eliot Newby/Director (05/14/2026)
- Georgina Hope Rinehart: /s/ Georgina Hope Rinehart, Georgina Hope Rinehart (05/14/2026)